Exhibit 99.1

Prescott Group Capital Management, L.L.C.

1924 South Utica Avenue, Suite 1120

Tulsa, Oklahoma 74104

(918) 747-3412

October 8, 2013

PharmAthene, Inc.

One Park Place Suite #450

Annapolis, MD 21401

(410) 269-2600

Attn: Corporate Secretary

Dear Sir or Madam:

Prescott Group Capital Management, L.L.C. (“Prescott”) is the beneficial owner of an aggregate of 5,244,835 shares of common stock, $0.01 par value per share (the “Common Stock”), of PharmAthene, Inc. (the “Company”), representing in excess of 10.0% of the outstanding Common Stock as of the date hereof.

As the holder of shares of Common Stock entitled to cast at least ten percent (10%) of the votes at a special meeting of the Company, the undersigned hereby request in accordance with Article II Section 3 of the Amended Bylaws of the Company (the “Bylaws”) that the Company call a special meeting of shareholders to be held on Friday, November 1 2013, at 10:00 a.m. (Local Time) at the principal executive office of the Company in the state of Maryland (the “Special Meeting”), for the purpose of considering and adopting the following resolutions:

(1) Resolved that, until final resolution of any Company civil actions against SIGA Technologies, Inc. (“SIGA Litigation”), the Company’s public disclosures related to any merger or other combination with Theraclone Sciences, Inc. (“Theraclone”) shall be required to include all materials presented to the Company’s Board of Directors (the “Board”) (including financial analyses and valuation methodologies) used to value the SIGA Litigation asset during the past two years.

(2) Resolved that, as long as the Company possesses federal net operating tax carryforwards in excess of $100 million dollars, approval by 2/3rds of all shareholders of the Company actually voting on the transaction is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions which both: a) dilutes existing shareholder ownership by more than 20%; and b) materially heightens the risk of loss or limitation of such tax carryforwards.

The reason for conducting the business at the Special Meeting as set forth in proposals (1) and (2) above is because the undersigned believe that the current members of the Board are not acting in the best interest of shareholders. Prescott is concerned that the Board has not adequately assessed the diminution in value of the Company which may result from the Company’s proposed merger transaction with Theraclone Sciences, Inc. (“Theraclone”).

With respect to the Board’s valuation of the SIGA Litigation asset, the September 22, 2011 opinion of Vice Chancellor Parsons of the Delaware Chancery Court states “Pharmathene seeks in its claim for damages of anywhere from $400 million to more than $1 billion, depending on the scenario and assumptions used.” Furthermore, based on all available public information and Court filings, Prescott believes that this SIGA litigation asset itself is worth several times the current market price of the Company. In comparison, Leerink Swan’s fairness opinion valuation calculates an $89 million total value for the Company as a whole (which also includes the value of the Company’s existing products and net cash of approximately $12 million). Prescott believes it is vital that the Board fully explain and reconcile the two divergent valuations used for the same SIGA Litigation asset.

As of December 31, 2012, the Company had U.S. federal net operating loss carryforwards of approximately $134.3 million. Given Leerink Swan’s valuation of $89 million for the Company as a whole (which appears to give no value to these substantial NOL assets), Prescott believes that it is highly likely that the Company’s Board has overlooked the potential loss of these NOL assets in its rush to consummate the Theraclone merger transaction. It is vital that the Company’s shareholders fully understand the Theraclone merger transaction’s potential impact on the Company’s ability to utilize its substantial tax assets in the future, especially in light of the Company’s current ability to fully utilize these tax benefits to shelter future proceeds from the SIGA litigation.

By way of this letter, we are also directing the Company, pursuant to Article II Section 3 of the Bylaws and 8 Del. C. § 222 of The Delaware General Corporate Law (“DGCL”), to provide written notice of the Special Meeting to each shareholder entitled to vote at the Special Meeting (the “Notice”). In accordance with Articles II and VI of the Bylaws and 8 Del. C. § 222 of DGCL, the Notice must state the purposes for which the Special Meeting is called, which we have provided herein. In accordance with Articles II and VI of the Bylaws and 8 Del. C. § 222 of DGCL, we further request that the Board fix a record date for the Special Meeting.

We request that any correspondence concerning this request be delivered to the undersigned at the address set forth above. If the Company contends that this request is incomplete or is otherwise deficient in any respect, please notify the undersigned immediately in writing setting forth the facts that the Company contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, the undersigned will assume that the Company agrees that this demand complies in all respects with the requirements of the Bylaws. The undersigned reserve the right to withdraw, modify or amend this request at any time.

[Signature Page Follows]

Signature Page to Special Meeting Request

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first above written.

Prescott Group Aggressive Small Cap Master Fund, G.P.
By:	Prescott Group Aggressive
Small Cap, L.P., General
Partner
By:	Prescott Group Capital
Management, L.L.C., General
Partner

By:
Name:
Title:

Prescott Group Aggressive Small Cap Master Fund, G.P.
By:	Prescott Group Aggressive
Small Cap II, L.P., General
Partner
By:	Prescott Group Capital
Management, L.L.C., General
Partner

By:
Name:
Title: